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                             December 27, 2022

       Tanya Irizarry
       Chief Financial Officer
       GeneThera Inc.
       3051 W. 105th Ave. #350251
       Westminster, CO 80035

                                                        Re: GeneThera Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 14,
2022
                                                            File No. 000-27237

       Dear Tanya Irizarry:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 9.A Controls and Procedures, page 29

   1. Your conclusion related to the effectiveness of disclosure controls and procedures and internal control over
financial reporting are as of December 31, 2020. Please file an amendment to refer to
the current fiscal year as required by Item 308(a)(3) of Regulation
                                                        S-K. In addition,
please specifically identify the COSO framework, for example - the
                                                        2013 framework, used in
your evaluation of internal control over financial reporting.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Vanessa Robertson at 202-551-3649 or Daniel Gordon at 202-551-3486
       with any questions.
 Tanya Irizarry
GeneThera Inc.
December 27, 2022
Page 2



FirstName LastNameTanya Irizarry   Sincerely,
Comapany NameGeneThera Inc.
                                   Division of Corporation Finance
December 27, 2022 Page 2           Office of Life Sciences
FirstName LastName